Exhibit 28 (n)

NEW ALTERNATIVES FUND

(the “Trust”)

PLAN PURSUANT TO RULE 18f-3

FOR OPERATION OF A MULTI-CLASS SYSTEM

I.	INTRODUCTION.

On February 23, 1995, the U. S. Securities and Exchange Commission (the “Commission”) adopted Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), which permits the creation and operation of a multi-class distribution structure without the need to obtain an exemptive order under Section 18 of the 1940 Act. Rule 18f-3, which became effective on April 3, 1995, requires an investment company to file with the Commission a written plan specifying all of the differences among classes, including the various services offered to shareholders, different distribution arrangements for each class, methods for allocating expenses relating to those differences and any conversion features or exchange privileges. The filing requirement of the written plan shall be accomplished by filing this document with the Trust’s registration statement on Form N-1A. This Plan shall become effective at the closing of the reorganization of New Alternatives Fund, Inc., a New York corporation (the “Company”) into New Alternatives Fund, a Delaware statutory trust. This Plan shall initially only apply to the Trust’s sole series of shares, also called New Alternatives Fund (the “Fund”).

II.	ATTRIBUTES OF CLASSES

A.        Generally.

Pursuant to this Plan, the Trust will initially offer two classes of shares — Class A Shares and Investor Shares — in the Fund. Class A Shares will be the successor shares to the shares of common stock currently offered and sold by the Company. Investor Shares are a new class of shares that have not yet been offered or sold. In general, shares of each class will be identical except for different expense variables (which will result in different returns for each class), certain related rights and certain shareholder services. More particularly, Class A Shares and Investor Shares will represent interests in the same portfolio of investments of the Fund, and will be identical in all respects, except for: (a) the impact of (i) expenses assessed to a particular class pursuant to any front-end or back-end sales charge or redemption fee, (ii) expenses assessed to a particular class pursuant to the Distribution (i.e., 12b-1) Plan and Service Agreement entered into in accordance with the Distribution and Service Agreement adopted for that class, and (iii) any other incremental expenses identified that should be properly allocated to one class so long as any changes in expense, allocations are reviewed and approved by a vote of the Board of Trustees, including a majority of the independent trustees; (b) the fact that (i) a class will vote separately on matters which pertain to the Distribution (i.e., 12b-1) Plan and Service Agreement adopted for that class, and (ii) each class will vote separately on any matter submitted to shareholders relating to class expenses; (c) the designation of each class of shares of the Fund; and (d) the different shareholder services relating to a class of shares.

B.        Distribution Arrangements. Expenses and Sales Charges.

1.        Class A Shares.

Class A Shares of the Fund may be purchased at the offering price, which is the net asset value next determined after receipt of a properly completed application form by the Fund’s transfer agent, plus the applicable sales charge. Class A Shares are not subject to any redemption fees. Class A Shares are not subject to any shareholder servicing fees or any distribution (i.e., 12b-1) fees.

2.         Investor Shares.

Investor Shares of the Fund may be purchased at the net asset value next determined after receipt of a properly completed application form by the Fund’s transfer agent. Investor Shares are subject to distribution (i.e., 12b-1) fees. Investor Shares are not subject to a sales charge but are subject to a 2.00% redemption fee imposed on any Investor Shares redeemed within sixty (60) days of their initial purchase.

Investor Shares will be subject to a distribution (i.e., 12b-1) fee which will not exceed 0.25% (on an annual basis) of the average daily net asset value of the Fund’s outstanding Investor Shares. This distribution fee is payable pursuant to agreements entered into in accordance with the Distribution (i.e., 12b-1) Plan and Service Agreement adopted for Investor Shares.

Amounts paid under the Distribution (i.e., 12b-1) Plan and Service Agreement may be used to cover expenses that are related to: (i) the sale of Investor Shares; (ii) ongoing servicing and/or maintenance of the accounts of Investor shareholders; and (iii) sub-transfer agency services, sub-accounting services or administrative services related to the sale of Investor Shares, all as set forth in the Fund’s Plan. Ongoing servicing and/or maintenance of the accounts of Investor shareholders may include updating and mailing prospectuses and shareholder reports, responding to inquiries regarding Investor shareholder accounts and acting as agent or intermediary between Investor shareholders and the Fund or its service providers.

C.        Methods for Allocating Expenses Among Classes.

Class expenses are allocated to the specific class of shares of the Fund. All other expenses are allocated in accordance with Rule 18f-3(c).